Exhibit (h)(6)

Amendment to
Appendix A
of the Shareholder Servicing Agreement

As amended June 29, 2011

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate (as percentage of average daily net assets)

BBH Core Select – Class N	0.25%
BBH Core Select – Retail Class	0.25%
BBH Broad Market Fund – Class N	0.15%
BBH International Equity Fund – Class N	0.25%
BBH Money Market Fund – Regular Shares	0.25%
BBH Intermediate Municipal Bond Fund – Class N Shares	0.15%
BBH Intermediate Municipal Bond Fund – Retail Class	0.15%